Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated December 14, 2016

Relating to the Prospectus dated December 13, 2016

Registration Statement No. 333-208693

2,300,000 American Depositary Shares

Representing 46,000,000 Ordinary Shares

This free writing prospectus relates only to the American Depositary Shares (each, an “ADS” and collectively, “ADSs”) of TiGenix described below and should be read together with the preliminary prospectus dated December 13, 2016 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 8 to the Registration Statement on Form F-1 (File No. 333-208693).  The Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1581987/000104746916017184/a2230471zf-1a.htm

The Preliminary Prospectus superseded a prior preliminary prospectus dated December 5, 2016 included in Amendment No. 7 to the Registration Statement.

The following information supplements and updates the information in the Preliminary Prospectus.

ADSs offered by us:	2,300,000 ADSs

Over-allotment option:	345,000 ADSs

Initial public offering price:	$15.50 per ADS

Net proceeds to us:

$31.55 million, after deducting underwriting discounts and commissions and estimated outstanding offering expenses payable by us. We have already paid and accounted for approximately $4.6 million of the estimated $6.2 million aggregate expenses related to this offering, as reflected in our financial statements for 2014 and 2015 and for the six-month period ended June 30, 2016.

Capitalization:

Based on the initial public offering price of $15.50 per ADS, as of June 30, 2016 on a pro forma as adjusted basis, cash and cash equivalents would have been $59.64 million, share premium would have been $173.99 million, total equity would have been $62.27 million and total capitalization would have been $96.93 million.

Dilution:

Based on the initial public offering price of $15.50 per ADS, as of June 30, 2016, pro forma net tangible book value would have been $9.57 million. This represents an increase in pro forma net tangible book value of $3.09 per ADS to our existing security holders and an immediate dilution of $14.73 in net tangible book value per ADS to new investors in this offering. Investors purchasing ADS in this offering will have purchased approximately 18.53% of the total outstanding share capital immediately following the completion of this offering and will have contributed approximately 17.48% of the total consideration paid for the total outstanding share capital.

Listing:	We have received approval to list the ADSs on The NASDAQ Global Select Market under the symbol “TIG”.

Settlement:	Delivery of the ADSs is expected to be made on or about December 20, 2016.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 1-800-294-1322 or Cowen and Company, LLC, c/o Broadridge Financial Services, at 1-631-274-2806.